Exhibit 12.1

REX ENERGY CORPORATION

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Years ended December 31,
(in thousands, except ratios)	2014		2013		2012	2011	2010
Computation of earnings (loss):
Income (loss) from continuing operations before income tax	$(74,565)		$(6,538)		$92,203	$26,689	$14,092
Add: Fixed charges	48,458		31,569		10,458	4,178	1,478
Add: Equity method investment (income) loss	813		763		3,921	(81)	200
Less: Capitalized interest	7,259		7,548		3,017	1,159	—
Less: Preferred Stock dividend requirements	2,335		—		—	—	—
Earnings (loss)	$(34,888)		$18,246		$103,565	$29,627	$15,770

Computation of fixed charges:
Interest expense	$36,977		$22,676		$6,418	$2,514	$1,240
Add: Amortization of premium (discount) on Senior Notes, net	353		180		(8)	—	—
Add: Capitalized interest	7,259		7,548		3,017	1,159	—
Add: Amortized loan costs	1,534		1,165		1,031	505	238
Add: Preferred Stock dividend requirements	2,335		—		—	—	—
Fixed charges, as defined	$48,458		$31,569		$10,458	$4,178	$1,478

Ratio of earnings (loss) to fixed charges and preferred stock dividends	—	(1)	0.6x	(1)	9.9x	7.1x	10.7x

(1)

Due to our net losses for the years ended December 31, 2014 and 2013, the coverage ratio for each of these periods was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $83.3 million and $13.3 million for the years ended December 31, 2014 and 2013, respectively.